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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-15379

                           NOTIFICATION OF LATE FILING

(Check One): [ X ]Form 10-KSB   [   ]Form 11-K   [   ]Form 20-F
             [   ]Form 10-QSB   [   ]Form N-SAR

     For Period Ended:     December 31, 2001
                      -------------------------------------------
[  ]Transition Report on Form 10-KSB [  ]Transition Report on Form 10-QSB
[  ]Transition Report on Form 20-F   [  ]Transition Report on Form N-SAR
[  ]Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Centurion Health Corporation
                         -------------------------------------
Former name if applicable   Templemore Acquisition Corp.
                         -------------------------------------
Address of principal executive office (Street and number)

     1410 Park Avenue, 15th Floor, #244
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City, state and zip code      New York, New York  10222
                         -------------------------------------

                                     PART II
                     RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                               See Attachment III


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


       Melvin Howard             (917) 210-8095
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          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [  ]Yes  [ X ]No

                              See Attachment IV(2)

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ X ]Yes  [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              See Attachment IV(3)


                     Centurion Health Corporation
    ---------------------------------------------------------
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 2, 2002         By:       /s/ Melvin Howard
       ------------------        ------------------------------
                              Name:   Melvin Howard
                                   -------------------
                              Title:  Chief Executive Officer
                                    ---------------------------



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                Attachment III to Notification of Late Filing of
            Form 10-KSB for the Fiscal Year Ended December 31, 2001.


The Registrant was unable to file on April 1, 2002, its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 ("Form 10-KSB") because (i) prior to the acquisition at the end of fiscal year ended December 31, 2001 of Great Northern Health, Inc., which became a wholly owned subsidiary of the Registrant, the Registrant engaged only in identifying and selecting an acquisition candidate and did not have any other operations and, (ii) in connection with the acquisition, management of the Registrant changed. As a result of these events, management of the Registrant has been unable to assemble the financial information necessary to enable it to timely and accurately complete its Form 10-KSB without unreasonable effort or expense.




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                           Attachment IV(2) to Notification of Late Filing of
            Form 10-KSB for the Fiscal Year Ended December 31, 2001.

In connection with its acquisition of Great Northern Health, Inc. at the end of fiscal year ended December 31, 2001 the Registrant timely reported the acquisition on Form 8-K but did not have the financial information necessary to file the required financial statements and pro forma financial information at that time. Further, in connection with the acquisition, management of the Registrant changed. As a result of these events, management of the Registrant has been unable to assemble the financial information necessary for the accountants to prepare the required financial statements and pro forma financial information. The Registrant intends to file the required financial statements and pro forma information as soon as the necessary information can be assembled and the required financial statements and pro forma information prepared.




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               Attachment IV(3) to Notification of Late Filing of
             Form 10-KSB for the Fiscal Year Ended December 31, 2001

For the fiscal year ended December 31, 2001, the Registrant expects to record revenues of approximately $122,000 compared to revenues reported for the fiscal year ended December 30, 2000 of $0. For the fiscal year ended December 31, 2001, the Registrant expects to report net loss of approximately $12,000 compared to a net loss income of $1,387 for the year ended December 30, 2000. The revenues are expected to increase as a result of the acquisition of Great Northern Health, Inc.and the inclusion of its results in the Registrant's consolidated financial statements. The net loss is also expected to increase as a result of the inclusion of Great Northern Health, Inc.'s results of operations in Registrant's consolidated financial statements. The forgoing revenue and loss projections are forward-looking statements based on the Registrant's assumptions and estimates of the results to be reported in its Annual Report on Form 10-KSB to be filed on or before April 16, 2002. No independent accountant has expressed an opinion on these estimates.